

August 30, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

> **Re: Home Federal Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **Form 10-Q for Fiscal Period Ended December 31, 2009**
> **File No. 001-33795**

Dear Mr. Nadeau:

We have reviewed your correspondence filed with The Commission on July 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including your proposed disclosure revisions or by advising us when you will provide the requested response. Please file your response on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe a revision to your future filings is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please refer to our previous comment 2 in our letter dated June 21, 2010. We note your response and your disclosure on page 22 of your June 30, 2010 Form 10-Q that "certain modifications are accounted for as troubled debt restructurings". However, we could not locate disclosure that was responsive to our comment. Please revise your filings to disclose whether you make modifications to loans that you do not account for as troubled debt restructurings. Quantify the balance of such loans and provide disclosure as to how you concluded that such modifications did not constitute troubled debt restructurings. If any modifications relate to extensions of loans, please clarify whether you make the extensions at the then current market rate as opposed to the contractual rate. If you make extensions at the contractual rate, disclose how you concluded that those modifications should not be accounted for as troubled debt restructurings.

2. Please refer to our previous comment 3 in our letter dated June 21, 2010. We note your response and your statement that you will include the requested disclosures in future

June 30, 2010 Form 10-Q
Note 7 – Allowance for Loan Losses, page 12

3. We note your tabular disclosure on page 13 regarding the amount of impaired loans that did not require an allowance. Please revise to disclose your specific charge-off policy, including the information considered when determining that a loan or a portion of a loan is uncollectible. Differentiate between the information considered for collateral dependent loans and non-collateral dependent loans. Disclose the impact your charge-off policy has on this disclosure, i.e. have you done partial charge-offs on the impaired loans with no allowance or an allowance is not required due to sufficient collateral or cash flow coverage. Please separately quantify the balances of impaired loans related to the acquisition of Community First Bank that do not require a specific allowance.

You may contact Rebekah Moore, Staff Accountant at (202) 551-3303 or Paul Cline at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant